AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2001


                                                      REGISTRATION NO. 333-63102


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------


                               DONEGAL GROUP INC.
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

          Delaware                                      23-2424711
-------------------------------            -----------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

                                 1195 River Road
                          Marietta, Pennsylvania 17547


                                 (888) 877-0600

               --------------------------------------------------
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)



                          Donald H. Nikolaus, President
                               Donegal Group Inc.
                                 1195 River Road
                          Marietta, Pennsylvania 17547


                                 (888) 877-0600

            ---------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                    Copy to:
                            Kathleen M. Shay, Esquire
                                  Duane Morris

                              4200 One Liberty Place
                           Philadelphia, PA 19103-7396
                                 (215) 979-1000
                           ---------------------------


     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Section 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                          -----------------------------

PROSPECTUS
-----------
                               DONEGAL GROUP INC.
                         2001 AGENCY STOCK PURCHASE PLAN


                     300,000 SHARES OF CLASS A COMMON STOCK

                              ---------------------


     Donegal Group is offering 300,000 shares of Class A common stock to eligible insurance agencies under its 2001 Agency Stock Purchase Plan. Our Class A common stock is listed for trading on the Nasdaq Stock Market under the symbol "DGICA." On , 2001, the last reported sale price of our Class A common stock
           ----
on the Nasdaq National Market System was $     per share.
                                          ----

     We have reserved 300,000 shares of our Class A common stock to be offered and sold under the plan for the five-year period ending September 30, 2006. The purchase price for shares of Class A common stock purchased under the plan will be 90% of the average closing prices of the Class A common stock on the Nasdaq National Market System on the last ten trading days of each applicable subscription period. Donegal Group will retain all proceeds from the sale of the shares of Class A common stock under the plan.

     We will offer the shares of Class A common stock under the plan directly to eligible agencies through our officers and will not use a broker or a dealer. In addition, we will not pay commissions, discounts or any other payments to any person for services in connection with the offer or sale of shares of Class A common stock under the plan. We will pay all costs of administering the plan. Participants will not incur brokerage commissions or service charges for the purchase of shares under the plan.

     Donegal Group's principal executive offices are located at 1195 River Road, Marietta, PA 17547; telephone (888) 877-0600. A copy of our 2000 Annual Report to Stockholders accompanies this prospectus. You should retain this prospectus for future reference.


     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN OUR CLASS A COMMON STOCK.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               The date of this prospectus is        , 2001.
                                              -------

                                TABLE OF CONTENTS
                                                                            Page

PROSPECTUS SUMMARY.............................................................2

RISK FACTORS...................................................................3

DESCRIPTION OF THE 2001 AGENCY STOCK PURCHASE PLAN............................ 8
   Purpose and Advantages of the Plan......................................... 8
   Administration............................................................. 8
   Participation.............................................................. 9
   Costs and Expenses.........................................................10
   Purchases..................................................................11
   Shares; Certificates for Shares............................................12
   Withdrawal from the Plan...................................................13
   Other Information......................................................... 13

DESCRIPTION OF CAPITAL STOCK................................................. 15

   General....................................................................15
   Certain Charter and By-law Provisions; Delaware Anti-Takeover Provisions...16
   Limitation of Liability; Indemnification...................................18

PLAN OF DISTRIBUTION..........................................................18

USE OF PROCEEDS...............................................................18

EXPERTS.......................................................................19

LEGAL OPINION.................................................................19

AVAILABLE INFORMATION.........................................................19

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................20

             CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

     Certain statements contained in, or incorporated by reference in, this prospectus are forward-looking in nature. These statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "intends," "plans" or "anticipates," or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of these risks and uncertainties are discussed below under the heading "Risk Factors." We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any statement is made.

                               PROSPECTUS SUMMARY

     This summary highlights some information from this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors.

     We are an insurance holding company that offers property and casualty insurance through our wholly owned subsidiaries and participates in a pooling agreement with our affiliate, Donegal Mutual Insurance Company, known as the Mutual Company. Our operations are interrelated with the operations of the Mutual Company, and various reinsurance arrangements exist between our insurance subsidiaries and the Mutual Company. In addition, the Mutual Company provides us and some of our insurance subsidiaries with all of our personnel.

     We are authorized to issue 30,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock and 2,000,000 shares of preferred stock. The Class A common stock and the Class B common stock are identical, except with respect to voting rights and the payment of dividends. The Mutual Company currently owns approximately 62.2% of our Class A common stock and 62.2% of our Class B common stock.

     We are offering to eligible independent insurance agencies of our subsidiaries and affiliated insurance companies, including the Mutual Company, an opportunity to acquire a proprietary interest in us through the plan. We adopted the plan to foster the common interests of us and our agencies in achieving long-term profitable growth for the Donegal Group of companies.

     We have reserved 300,000 shares of Class A common stock for sale to eligible agencies under the plan for the five-year period ending September 30, 2006. The purchase price for shares of Class A common stock purchased from us under the plan will be 90% of the average closing prices of the Class A common stock on the Nasdaq National Market System on the last ten trading days of each applicable subscription period.

     We will offer shares under the plan directly to eligible agencies through our officers and will not use a broker or a dealer. In addition, we will not pay commissions, discounts or any other payments to any person for services in connection with the sale of shares of Class A common stock under the plan. We will pay all costs of administering the plan. Participants will not incur brokerage commissions or service charges for the purchase of shares under the plan.

                                  RISK FACTORS

     YOU SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS ALL OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE YOU DECIDE TO PURCHASE SHARES OF CLASS A COMMON STOCK.

THE CYCLICAL NATURE OF THE PROPERTY AND CASUALTY INSURANCE INDUSTRY MAY CAUSE FLUCTUATIONS IN OUR RESULTS OF OPERATIONS.

     Many recurring factors affect the property and casualty insurance industry and may cause fluctuations in our results of operations. For example, premium rate levels are related to the availability of insurance coverage, which varies according to the level of surplus in the industry. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers. Volatile and unpredictable developments also offset significantly the cyclical trends in the industry and the industry's profitability. These developments include natural disasters (such as storms, earthquakes, hurricanes, floods and fires), fluctuations in interest rates and other changes in the investment environment that affect the market prices of our investments and the income from those investments, inflationary pressures that affect the size of losses and judicial decisions that affect our liabilities.

THE NATURE OF THE INSURANCE INDUSTRY LIMITS OUR ABILITY TO CHANGE PRICES TO REFLECT RISKS AND TO ESTIMATE OUR RESERVES ACCURATELY.

     One of the distinguishing features of the property and casualty industry is that its products generally are priced before its costs are known. Our products are priced in this manner because premium rates usually are determined at the time the policy is issued and before losses are reported. Changes in statutory and case law can also dramatically affect the liabilities associated with known risks after the insurance policy is issued. The number of competitors and the similarity of products offered, as well as regulatory constraints, limit our ability to increase prices in response to declines in profitability. Our reported profits and losses are also determined, in part, by the establishment and adjustment of reserves reflecting estimates made by management as to the amount of losses and loss adjustment expenses that will ultimately be incurred in the settlement of claims. Our ultimate liability for all losses and loss adjustment expenses reserved at any given time will likely be greater or less than these estimates, and material shortfalls in the estimates may have a material adverse effect on us in future periods.

WE COMPETE WITH MANY INSURERS THAT ARE FINANCIALLY STRONGER THAN WE ARE.

     The property and casualty insurance industry is intensely competitive. We compete with many regional and national insurers, including direct sellers of insurance products, insurers having their own agency organizations and other insurers represented by independent agents. Many of our competitors have greater financial resources than we have. We are also entirely dependent upon independent agents to generate premium income. We compete with other insurance companies for the services of and the business placed by these independent agents.

WE ARE A REGIONAL INSURANCE COMPANY THAT OFFERS INSURANCE PRODUCTS IN A LIMITED NUMBER OF STATES.

     We are headquartered in Pennsylvania and engage in the insurance business in approximately 15 Middle Atlantic and Southern states. In 2000, the majority of our direct premiums written, including those of the Mutual Company and our insurance subsidiaries, were geographically dispersed as follows: 63% in Pennsylvania, 15% in Virginia, and 6% in Maryland. Any single catastrophic occurrence, destructive weather pattern, general economic trend or other condition disproportionately affecting losses or business conditions in these states could adversely affect our results of operations, although we and the Mutual Company maintain external reinsurance against catastrophic losses in excess of $3,000,000 per occurrence and our insurance subsidiaries maintain various catastrophe reinsurance agreements with the Mutual Company that limits the maximum liability under any one catastrophe.

THE REINSURANCE AGREEMENTS ON WHICH WE RELY ON DO NOT RELIEVE US FROM LIABILITY TO OUR POLICYHOLDERS.

     We rely on reinsurance agreements to limit our maximum net loss from large single risks or risks in concentrated areas, and to increase our capacity to write insurance. Each reinsurance agreement satisfies all applicable regulatory requirements. Reinsurance, however, does not relieve us from liability to our policyholders. To the extent that a reinsurer may be unable to pay losses for which it is liable under the terms of its reinsurance agreement with us, we remain liable for such losses. However, in an effort to reduce the risk of non-payment, we require all of our reinsurers to have a Best rating of A or better or, with respect to foreign reinsurers, to have a financial condition that, in the opinion of our management, is equivalent to a company with at least an A rating. If our reinsurers incur losses from their reinsurance arrangements with us, it is probable that the reinsurance premiums payable by us in the future could increase.

WE ARE SUBJECT TO EXTENSIVE STATE INSURANCE REGULATION.

     We are subject to the laws and regulations of the states in which we conduct business. These laws and regulations cover many aspects of our business, including licensure, the payment of dividends, the establishment of premium rates, the settlement of claims, the transfer of control and the requirement that we participate in assigned risk pools. Certain changes in these laws and regulations could have a material adverse effect on our operations. Specific regulatory developments that could have a material adverse effect on our operations include the potential repeal of the McCarran-Ferguson Act (which exempts insurance companies from a variety of federal regulatory requirements), possible rate rollback legislation and legislation to control premiums, policy terminations and other policy terms. In addition, state insurance regulatory authorities have broad powers and are concerned primarily with the protection of policyholders. We are also subject to regulation by the National Association of Insurance Commissioners, known as the NAIC.

THE MUTUAL COMPANY IS OUR LARGEST SHAREHOLDER AND PROVIDES US WITH OUR FACILITIES AND SERVICES.

     The Mutual Company currently owns approximately 62.2% of our outstanding Class A common stock and 62.2% of our outstanding Class B common stock and will continue to own approximately the same percentages of these classes of stock after completion of this offering. Accordingly, the Mutual Company will continue to control the election of members of our board of directors. Although the Mutual Company could exercise its control in ways that are contrary to the interests of our stockholders other than the Mutual Company, we and the Mutual Company have established a coordinating committee consisting of two outside directors from each company who do not also serve as directors of the other company. Subsequent to approval of a matter by the separate boards of directors of Donegal Group and the Mutual Company, this committee is responsible for reviewing and approving all matters involving actual or potential conflicts of interest, including any changes to the pooling and other agreements between us and the Mutual Company, and this committee's decisions are binding on both us and the Mutual Company. In order for an intercompany transaction to be approved, our representatives on the committee must conclude that the transaction is fair and equitable to us.

     We are dependent upon the Mutual Company for the retention of agents and the underwriting of insurance, the servicing of policyholder claims and all other aspects of our operations. All of our officers are officers and employees of the Mutual Company. The Mutual Company also provides all of the facilities and data processing and administrative services required to conduct our business, for which we pay a pro rata portion of the cost.

WE ALLOW INSURANCE AGENTS TO PLACE INSURANCE COVERAGE WITHIN CERTAIN LIMITS TO CUSTOMERS WITHOUT OUR PRIOR APPROVAL.

     We grant certain agents the authority to bind insurance without our prior approval within underwriting and pricing limits that we specify. However, we generally review all coverages placed by our agents and may cancel the coverage if it is inconsistent with our guidelines and permissible to cancel under applicable insurance regulations.

OUR ESTABLISHED RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES ARE BASED ON ESTIMATES, AND IT IS POSSIBLE THAT OUR ULTIMATE LIABILITY WILL EXCEED THESE ESTIMATES.

     We establish reserves for losses and loss adjustment expenses based on estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. These estimates are based on facts and circumstances then known to us. Reserves are based on estimates of future trends and claims severity, judicial theories of liability and other factors.

     The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that the ultimate liability will not exceed our loss and loss adjustment expense reserves and have an adverse effect on our results of operations and financial condition. As is the case for most property and casualty insurance companies, we have found it necessary in the past to revise in non-material amounts estimated liabilities as reflected in our loss and loss adjustment expense reserves, and further adjustments could be required in the future. However, our management believes that adequate provision has been made for our loss and loss adjustment expense reserves. This belief is based on our internal procedures, which analyze our experience with similar cases and historical trends such as reserving patterns, loss payments, pending levels of unpaid claims and product mix, as well as court decisions, economic conditions and public attitudes.

OUR SUBSIDIARIES ARE RESTRICTED IN PAYING US DIVIDENDS, ON WHICH WE DEPEND FOR THE PAYMENT OF CORPORATE EXPENSES.

     As a holding company, we rely primarily on our subsidiaries for dividends and other permitted payments to meet our obligations for corporate expenses. Payment of dividends to us by our subsidiaries is subject to regulatory restrictions and depends on the surplus of our subsidiaries. From time to time, the NAIC and various state insurance regulators consider modifying the method of determining the amount of dividends that may be paid by an insurance company without prior regulatory approval.

OUR CHARTER DOCUMENTS, DELAWARE CORPORATE LAW AND PENNSYLVANIA INSURANCE LAW MAY INHIBIT A TAKEOVER.

     Certain provisions of our certificate of incorporation and bylaws and Delaware and Pennsylvania law may discourage a future unsolicited takeover of Donegal Group. These provisions could have the effect of discouraging certain attempts to acquire us or remove current management, including current members of our board of directors, even if some of our stockholders deemed these attempts to be in their best interests.

     Our certificate of incorporation authorizes us to issue two classes of common stock, Class A common stock and Class B common stock. The holders of the Class A common stock are entitled to one-tenth of one vote per share, while the holders of the Class B common stock are entitled to one vote per share, on all matters submitted to a vote of our stockholders. In addition, our certificate of incorporation does not grant any holder of our stock the right to cumulate votes in the election of directors. The Mutual Company currently owns approximately 62.2% of our Class A common stock and 62.2% of our Class B common stock and has effective voting control over us. This ownership by the Mutual Company could avert or prevent a change in control of us unless the Mutual Company, after consideration of all relevant factors including the interests of our stockholders other than the Mutual Company, is in favor of such a change.

     Our board of directors, without stockholder approval, has the authority to issue preferred stock with voting and conversion rights that could adversely affect the voting power of the Class A common stock. The issuance of preferred stock could have the effect of delaying, averting or preventing a change in control of us. No preferred stock has been issued, and our board of directors does not intend to issue any preferred stock at the present time.

     Our by-laws provide for a classified board of directors, consisting of three classes as nearly equal in size as possible. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

     As a Delaware corporation we are subject to certain anti-takeover provisions of Delaware law, including certain business combination transaction prohibitions. In addition, we are subject to Pennsylvania insurance laws and regulations that prohibit any person from acquiring a greater than 10% interest in us without the prior approval of the Insurance Commissioner of the Commonwealth of Pennsylvania. These provisions could make it more difficult for a third party to gain control of us, deny stockholders the receipt of a premium on their Class A common stock and have a depressive effect on the market price of the Class A common stock.

               DESCRIPTION OF THE 2001 AGENCY STOCK PURCHASE PLAN

     We describe the provisions of the plan below, in question and answer form. As used in the plan, the term "subsidiary and affiliated insurance companies" means insurance companies that are our subsidiaries and the Mutual Company.
The plan was approved by our board of directors on March 8, 2001.

                       PURPOSE AND ADVANTAGES OF THE PLAN

1.   What is the purpose of the plan?

     The plan provides an eligible agency, as described in Question and Answer 6, an opportunity to acquire a long-term proprietary interest in us through the purchase of our Class A common stock at a discount from current market prices. In offering the plan, we seek to foster the common interests of Donegal Group and the eligible agencies in achieving long-term profitable growth for us. Accordingly, we have created the plan for the purpose of facilitating the purchase of and long-term investment in shares of our Class A common stock by an eligible agency. We expect that an eligible agency that purchases shares under the plan will hold these shares on a long-term basis, as the plan is not intended to benefit an agency that demonstrates a pattern of immediate resale of shares acquired. As discussed in Question and Answer 6 below regarding eligibility, immediate resale of shares will be a factor in our determination whether an otherwise eligible agency should remain eligible for continued participation in the plan.

2.   What are the advantages of the plan?

     Under the plan, an eligible agency can utilize three convenient payment methods for the purchase of our Class A common stock at a 10% discount from the current market price. You will not pay any brokerage commissions or service charges in connection with your purchase.

                                 ADMINISTRATION

3.   Who administers the plan for participants?

     A committee consisting of three persons appointed from time to time by our board of directors administers the plan. The committee may adopt rules and regulations for carrying out the plan. The committee's interpretations or constructions of the provisions of the plan are final and conclusive unless our board of directors takes contrary action.

     Our board of directors appointed Donald H. Nikolaus, Ralph G. Spontak and Daniel J. Wagner to serve on the committee. We do not compensate members of the committee for administering the plan. Donald H. Nikolaus is President, Chief Executive Officer and a director of Donegal Group and the Mutual Company. Ralph
G. Spontak is Senior Vice President, Chief Financial Officer and Secretary of Donegal Group and the Mutual Company. Mr. Spontak is also a director of the Mutual Company. Daniel J. Wagner is Treasurer of Donegal Group and the Mutual Company. The address and telephone number of each member of the committee is c/o Donegal Group Inc., 1195 River Road, Marietta, PA 17547; telephone (888) 877-0600.

4. Where can I obtain additional information about the plan and its administrators?

     You can obtain additional information about the plan and its administrators by contacting Ralph G. Spontak, our Senior Vice President, Chief Financial Officer and Secretary, at (888) 877-0600.

5.   What is the term of the plan?

     The plan will be in effect from September 15, 2001 through September 30, 2006 unless our board of directors terminates the plan earlier. The board of directors has the right to terminate the plan at any time without notice provided that no participant's existing rights are adversely affected by the termination. During the term of the plan there will be ten semi-annual subscription periods. Each subscription period extends from October 1 through March 31 or from April 1 through September 30, respectively, beginning with October 1, 2001 and ending on September 30, 2006.

                                  PARTICIPATION

6.   What agencies are eligible to participate?

     An eligible agency is an independent insurance agency that brings value to Donegal Group, the Mutual Company and our subsidiary and affiliated insurance companies, directly or indirectly, as determined by us in our discretion, and with which we seek a long-term relationship. Only eligible agencies may participate in the plan. The eligibility criteria we will consider includes the agency's volume of direct premiums written, the ability of the agency to increase sales and grow the volume of direct premiums written, the historic loss ratio of the agency's direct premiums written and whether the agency has been placed on rehabilitation by us, meaning that we notify the agency of operational deficiencies, or had its binding authority revoked. We may base eligibility on agency segmentation class or any other factors that indicate value to the companies, directly or indirectly, in our discretion.

     We will periodically review an eligible agency's continued eligibility. A pattern of immediate resale of shares acquired under the plan by an eligible agency will be a factor in our determination whether an agency should remain eligible for continued participation in the plan. Immediate resales would tend to indicate that an agency is not seeking to share in the long-term profitable growth of the companies. A decision by us, in our discretion, to discontinue the eligibility of an agency under the plan will be treated as an automatic withdrawal from the plan. See Questions and Answers 24 and 25 below.

7.   How may an eligible agency participate in the plan?

     An eligible agency may enroll in the plan by completing and filing a subscription agreement, as described in Question and Answer 8, with us. We will send to each eligible agency a subscription agreement prior to the beginning of the first enrollment period following the agency's designation as an eligible agency. Eligible agencies that were participants in our former Agency Stock Purchase Plan will receive a new subscription agreement relating to the plan.

8.   What does a subscription agreement provide?

     A subscription agreement allows each eligible agency to decide and identify the date on which the agency desires to become enrolled in the plan, the amounts of contribution and the payment method(s) selected for purchases under the plan. Eligible agencies that participated in our former Agency Stock Purchase Plan may participate in the plan by checking the appropriate box on the subscription agreement. Prior contribution amounts and payment method(s) will be carried over from the former Agency Stock Purchase Plan unless new instructions are given in the subscription agreement.

9.   When may an eligible agency enroll in the plan?

     If an eligible agency chooses the direct bill commission payment method, as explained in Question and Answer 15, enrollment in the plan may occur only during the enrollment period preceding each subscription period, which is from the 15th through the 31st day of March or from the 15th through the 30th day of September of each year commencing on September 15, 2001. An eligible agency that desires to subscribe for the purchase of Class A common stock through withholding from direct bill commissions must return a duly executed and completed subscription agreement during the applicable enrollment period. Once enrolled in the direct bill commission payment method, an eligible agency's participation in the plan continues for each succeeding subscription period until the agency ceases to be an eligible agency or withdraws from enrollment in the plan.

     If an eligible agency chooses the lump-sum payment method, as explained in Question and Answer 17, an eligible agency may enroll by submitting a supplemental subscription agreement to us and making a lump-sum payment by the last day of the applicable subscription period, September 30 or March 31.

     If an eligible agency chooses the contingent commission payment method, as explained in Question and Answer 18, an eligible agency may enroll by submitting a subscription agreement during the enrollment period immediately preceding each October 1 through March 31 subscription period.

10. May an eligible agency transfer its subscription rights to another person or agency?

     No. An eligible agency may not assign its subscription payments or rights to subscribe to any other person, and any such attempted assignment is void, except for permitted designations as described in Question and Answer 23.

                               COSTS AND EXPENSES

11. Are there any expenses to participants in connection with purchases under the plan?

     No. Eligible agencies are not obligated to pay any brokerage commissions or other charges with respect to the purchase of Class A common stock under the plan.

                                    PURCHASES

12.  How many shares are available to be purchased under the plan?

     Our board of directors reserved 300,000 shares of our Class A common stock for sale under the plan.

13. What is the price of shares of Class A common stock purchased under the plan?

     The subscription price for each share of Class A common stock purchased under the plan is 90% of the average of the closing prices of the Class A common stock on the Nasdaq National Market System on the last ten trading days of the applicable subscription period.

14.  How may an eligible agency pay for shares purchased under the plan?

     An eligible agency can pay for shares purchased under the plan by means of three payment methods: Direct bill commission deduction, lump-sum payment or contingent commission deduction.

15.  What is the direct bill commission payment method?

     Under the direct bill commission payment method, an eligible agency may elect to purchase Class A common stock under the plan through deductions from its monthly direct bill commission payment by designating that a minimum of 1% and up to a maximum of 10% of the eligible agency's monthly direct bill commission payments be withheld from the eligible agency's direct bill commission payments. Direct bill commission payments are subject to the total subscription limit under all payment methods of $12,000 per subscription period. "Direct bill commission payments" means those commissions that are earned and actually available for payment in a monthly period to an eligible agency for personal and commercial direct bill policies after all offsetting debits and credits are applied, as determined solely from our records.

16. May an eligible agency that chooses the direct bill commission payment method change the method or amount of contribution made or withheld under the plan?

     Yes. An eligible agency choosing the direct bill commission payment method may change the rate of contribution by filing a new subscription agreement with us during the enrollment period for the next subscription period. This change will become effective during the next subscription period.

17.  What is the lump-sum payment method?

     Under the lump-sum payment method, an eligible agency may, by September 30 or March 31 of each subscription period, elect to make lump-sum cash payments for the purchase of Class A common stock under the plan. Lump-sum cash payments may not be less than $1,000 per subscription period and are subject to the total subscription limit under all methods of $12,000 per subscription period.

18.  What is the contingent commission payment method?

     An eligible agency may designate a percentage of the contingent commission payable to it under the terms of the applicable agency contingency plan (or its equivalent) to be withheld for the purchase of Class A common stock under the plan during the enrollment period immediately preceding the October 1 through March 31 subscription period. Contingent commission payments are subject to the total subscription limit under all payment methods of $12,000 per subscription period.

19. Are there limitations on the amount of contributions or purchases that can be made?

     Yes. Each eligible agency's total contributions for purchases from all payment methods (described in Questions and Answers 15, 17 and 18 above) may not exceed $12,000 during each subscription period. At the close of each subscription period, we will total each agency's contributions from all payment methods. If at any time throughout a subscription period, an eligible agency's total payments exceed the $12,000 maximum amount and the agency so requests, we will return the excess amount without interest to the agency within a reasonable period. Any amount not returned will be applied to the purchase of Class A common stock during the next subscription period without reducing the $12,000 limitation applicable to that subscription period.

20.  How are purchases made under the plan?

     We will maintain on our books a plan account for each enrolled eligible agency. All contributions made by an eligible agency through deductions from an eligible agency's direct bill commission payments and contingent commission withholding and lump-sum payments during a subscription period, up to $12,000, will be credited to the eligible agency's plan account. At the end of each subscription period, the amount credited to each eligible agency's plan account will be divided by the subscription price for the subscription period, and the eligible agency's plan account will be credited with the number of whole shares that results. Any amount remaining in the plan account will be carried forward to the next subscription period without reducing the $12,000 limitation applicable to that subscription period or, if requested by the eligible agency, returned to the eligible agency. If the number of shares subscribed for during any subscription period exceeds the number of shares available for sale under the plan, the remaining available shares will be allocated among the participating eligible agencies in proportion to their total plan account balances, without regard to any amount carried forward from a previous subscription period.

                         SHARES; CERTIFICATES FOR SHARES

21. May an eligible agency transfer, pledge, hypothecate or assign shares credited to the agency's plan account?

     An eligible agency may not transfer, pledge, hypothecate or assign its subscription rights under the plan or shares credited to its plan account, except for permitted designations as described in Question and Answer 23.

22.  Are stock certificates issued for shares of Class A common stock purchased?

     We will issue and deliver to each eligible agency stock certificates for the shares it has purchased under the plan within a reasonable time after purchase.

23. In whose name are accounts maintained and certificates registered when issued?

     Accounts in the plan will be maintained in the name of the eligible agency. Consequently, certificates when issued for full shares will be registered in the same name. An eligible agency may, upon written request to us, (a) designate that shares be issued to a shareholder, partner, other principal or other licensed employee of an eligible agency or (b) designate that any retirement plan maintained by or for the benefit of an eligible agency or a shareholder, partner, other principal or other licensed employee of the eligible agency may purchase shares instead of the eligible agency through lump-sum payments made by the designee. These permitted designations are subject to the maximum amount limitation of $12,000, compliance with all laws that apply, including the Employee Retirement Income Security Act of 1974, payment by the eligible agency or its designee of any required transfer taxes and satisfaction of our usual requirements for recognition of a transfer of our Class A common stock.

                            WITHDRAWAL FROM THE PLAN

24.  How and when may an eligible agency withdraw from the plan?

     An enrolled eligible agency may withdraw from the plan at any time by notifying us in writing, signed on behalf of the eligible agency by an authorized representative. We will treat a termination of agency status for any reason as an automatic withdrawal. If an agency withdraws from the plan, that agency may not resubscribe until after the next full subscription period has elapsed, and then only if we have redesignated the agency an eligible agency.

25. What happens to any shares held in and amount credited to an eligible agency's plan account at the time of withdrawal?

     Promptly after the time of withdrawal or termination of an agency's eligibility, we will issue certificates representing the whole shares held under the plan in the name of the agency, and will refund any amount credited to an eligible agency's plan account at the time of withdrawal to the participant in cash without interest.

                                OTHER INFORMATION

26. What happens if Donegal Group declares a stock split or stock dividend or changes or exchanges its Class A common stock for shares of stock or other securities of its own or another corporation?

     Our committee will make appropriate adjustments in the total number and kind of shares that are reserved for sale under the plan if our outstanding shares of Class A common stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of Donegal Group, or of another corporation, by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, stock dividend (either in shares of our Class A common stock or of another class of our stock), spin-off or combination of shares.

27. What are the federal income tax consequences of an eligible agency's participation in the plan?

     At the time of purchase, and where an eligible agency purchases shares of Class A common stock in its own name, the eligible agency will be treated as having received ordinary income in an amount equal to the difference between the subscription price paid and the then fair market value of the Class A common stock acquired. At the end of each calendar year, we will mail to each participating agency a Form 1099 reflecting the amount of ordinary income earned under the plan. We will be entitled to a tax deduction at the same time in a corresponding amount. The participating agency's basis in the Class A common stock purchased under the plan will be equal to the purchase price plus the amount of ordinary income recognized.

     When an agency disposes of shares of Class A common stock purchased under the plan, any amount received in excess of the value of the shares of Class A common stock on which the agency was previously taxed will be treated as a long-term or short-term capital gain, depending upon the holding period of the shares. If the amount received is less than that value, the loss will be treated as a long-term or short-term capital loss, depending upon the holding period of the shares (which begins on the day after each share is acquired).

     You are strongly advised to consult with a tax advisor to determine the tax consequences of a given transaction, particularly if a taxpayer other than you has been designated by you to become a participant in the plan.

28.  May the plan be changed or discontinued?

     Yes. Our board of directors has the right to amend, modify or terminate the plan at any time without notice if your existing rights are not adversely affected as a result of the amendment, modification or termination.

                          DESCRIPTION OF CAPITAL STOCK

                                    GENERAL

     Our authorized Class A Common stock consists of 30,000,000 shares. As of June 1, 2001, 5,946,740 shares of our Class A common stock were issued and outstanding. We also have authorized 10,000,000 shares of Class B common stock, of which 2,973,370 shares were issued and outstanding on June 1, 2001, and 2,000,000 shares of preferred stock issuable from time to time in separate series upon resolution of our board of directors, none of which are outstanding. Except as otherwise required by the Delaware General Corporation Law, known as the DGCL, or as otherwise provided in our certificate of incorporation with respect to dividends and voting rights, each share of Class A common stock and each share of Class B common stock have identical powers, preferences and limitations.

     Our certificate of incorporation provides that the holders of shares of Class A common stock are entitled to one-tenth of one vote per share held on any matter to be voted on by our stockholders, while the holders of shares of Class B common stock are entitled to one vote per share. Except as otherwise required under the DGCL or our certificate of incorporation, the holders of Class A common stock and the holders of Class B common stock vote together as a single class on all matters presented to our stockholders for a vote.

     At any election of directors, the nominees receiving the highest number of votes cast by the holders of the Class A common stock and the Class B common stock for the number of directors to be elected will be elected as directors.

     Under the DGCL and our certificate of incorporation, the affirmative vote of the holders of a majority of the Class A common stock and the Class B common stock, voting as a single class, is sufficient to amend our certificate of incorporation, to authorize additional shares of capital stock of any class, to approve any merger or consolidation of us with or into any other entity or the sale of all or substantially all of our assets or to approve our dissolution.

     Under the DGCL, the holders of shares of Class A common stock are entitled to vote as a separate class on any proposal to change the par value of the Class A common stock or to alter or change the rights, preferences and limitations of the Class A common stock in a way that would affect the holders of shares of Class A common stock adversely. Similarly, the holders of shares of Class B common stock are entitled to vote as a separate class on any proposal to change the par value of the Class B common stock or to alter or change the rights, preferences and limitations of the Class B common stock in a way that would affect the holders of shares of Class B common stock adversely. In addition, under the DGCL, the number of authorized shares of Class A common stock or Class B common stock may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the respective class of common stock voting as a separate class.

     Our certificate of incorporation provides that each share of Class A common stock outstanding at the time of the declaration of any cash dividend or other distribution payable upon the shares of Class B common stock is entitled to a cash dividend or distribution payable at the same time and to stockholders of record on the same date in an amount at least 10% greater than any cash dividend declared upon each share of Class B common stock. Each share of Class A common stock and Class B common stock is equal in respect to dividends or other distributions payable in shares of capital stock except that the dividends or distributions may be made (1) in shares of Class A common stock to the holders of Class A common stock and in shares of Class B common stock to the holders of Class B common stock, (2) in shares of Class A common stock to the holders of Class A common stock and to the holders of Class B common stock or (3) in any other authorized class or series of capital stock to the holders of Class A common stock and to the holders of Class B common stock.

     There are no redemption or sinking fund provisions applicable to the Class A common stock or to the Class B common stock. All the shares of Class A common stock offered by us pursuant to this prospectus, when issued and paid for, will be fully paid and non-assessable.

     Each holder of Class A common stock and each holder of Class B common stock is entitled to receive the same per share consideration in a merger or consolidation of us into another entity except that, if the consideration paid to our stockholders consists in whole or in part of shares of another entity, the shares of the other entity issued to the holders of our Class B common stock may have greater voting rights than the shares of the other entity issued to the holders of our Class A common stock.

     Neither the Class A common stock nor the Class B common stock is convertible into another class of common stock or any other security of Donegal Group.

     The transfer agent and registrar for our Class A common stock is EquiServe.

    CERTAIN CHARTER AND BY-LAW PROVISIONS; DELAWARE ANTI-TAKEOVER PROVISIONS

     Our certificate of incorporation, by-laws and the DGCL contain certain provisions that may enhance the likelihood of continuity and stability in the composition of our board of directors and may discourage a future unsolicited takeover of Donegal Group. These provisions could have the effect of discouraging certain attempts to acquire us or remove current management, including current members of our board of directors, even if some of our stockholders deemed these attempts to be in their best interests.

     Our certificate of incorporation authorizes us to issue two classes of common stock, Class A common stock and Class B common stock. The holders of the Class A common stock are entitled to one-tenth of one vote per share, while the holders of the Class B common stock are entitled to one vote per share, on all matters submitted to a vote of our stockholders. In addition, our certificate of incorporation does not grant any holder of our stock the right to cumulate votes in the election of directors. The Mutual Company currently owns approximately 62.2% of our Class A common stock and 62.2% of our Class B common stock and has effective voting control over us. This ownership by the Mutual Company could avert or prevent a change in control of us unless the Mutual Company, after consideration of all relevant factors including the interests of our stockholders other than the Mutual Company, is in favor of such a change.

     Our board of directors, without stockholder approval, has the authority to issue preferred stock with voting and conversion rights that could adversely affect the voting power of the Class A common stock. The issuance of preferred stock could have the effect of delaying, averting or preventing a change in control of us. No preferred stock has been issued, and our board of directors does not intend to issue any preferred stock at the present time.

     Our by-laws provide for a classified board of directors consisting of three classes as nearly equal in size as possible. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

     We are a Delaware corporation that is subject to certain anti-takeover provisions of the DGCL. The business combination provisions contained in Section 203 of the DGCL defines an interested stockholder of a corporation as any person that (1) owns, directly or indirectly, or has the right to acquire, 15% or more of the outstanding voting stock of the corporation or (2) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested stockholder; and the affiliates and the associates of the person. Under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless (1) prior to that date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances) or (3) on or after that date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     The restrictions imposed by Section 203 will not apply to a corporation if the corporation, by the action of its stockholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203. The amendment will not be effective until 12 months after adoption and will not apply to any business combination between the corporation and any person who became an interested stockholder of the corporation on or prior to the adoption of the amendment.

     We have not elected to opt out of Section 203, and the restrictions imposed by Section 203 apply to us. Section 203 could, under certain circumstances, make it more difficult for a third party to gain control of us, deny stockholders the receipt of a premium on their Class A common stock and have a depressive effect on the market price of the Class A common stock.

     In addition, we are subject to Pennsylvania insurance laws and regulations that prohibit any person from acquiring a greater than 10% interest in us without the prior approval of the Insurance Commissioner of the Commonwealth of Pennsylvania. These provisions could make it more difficult for a third party to gain control of us, deny stockholders the receipt of a premium on their Class A common stock and have a depressive effect on the market price of the Class A common stock.

                    LIMITATION OF LIABILITY; INDEMNIFICATION

     As permitted by the DGCL, Article 6 of our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, relating to prohibited dividends, distributions and repurchases or redemptions of stock or (4) for any transaction from which the director derives an improper personal benefit.

     Article 5 of our by-laws includes provisions for indemnification of our directors and officers to the fullest extent permitted by the DGCL as now in effect or as in effect at a later date. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors, officers and persons controlling us under these provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in federal securities laws and is unenforceable.

                              PLAN OF DISTRIBUTION

     We have reserved 300,000 shares of Class A common stock for sale to eligible agencies under the plan for the five-year period ending September 30, 2006. We will offer the shares of Class A common stock under the plan directly to eligible agencies through our officers and will not use a broker or a dealer. In addition, we will not pay commissions, discounts or any other payments to any person for services in connection with the offer or sale of shares of Class A common stock under the plan. We will pay all costs of administering the plan. Participants will not incur brokerage commissions or service charges for the purchase of shares under the plan.

                                 USE OF PROCEEDS

     No minimum amount of proceeds is required to be received by Donegal Group in this offering. Donegal Group will retain all proceeds from the sale of the shares of Class A common stock under the plan. We intend to use the proceeds from sales of these shares for general corporate purposes, including making investments in and advances to our subsidiaries.

                                     EXPERTS

     The consolidated financial statements and schedules of Donegal Group as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference in the prospectus, and upon the authority of that firm as experts in accounting and auditing.

                                  LEGAL OPINION

     The validity of the issuance of the shares of Class A common stock offered with this prospectus will be passed upon for us by Duane Morris LLP, Philadelphia, Pennsylvania. As of April 20, 2001, persons who are partners of or of counsel to Duane Morris LLP beneficially owned 25,594 shares of our outstanding Class A common stock, and 12,797 shares of our outstanding Class B common stock, of which 5,926 shares represent shares of Class A common stock purchasable under currently exercisable stock options and 2,963 shares represent shares of Class B common stock purchasable under currently exercisable stock options. In addition, Frederick W. Dreher, a partner of Duane Morris LLP, is a director of the Mutual Company and a member of its coordinating committee. The Mutual Company is a holder of approximately 62.2% of our Class A common stock and 62.2% of our Class B common stock.

                              AVAILABLE INFORMATION


     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public from commercial document retrieval services and at the worldwide web site maintained by the SEC at "http://www.sec.gov."

     We filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the securities covered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Donegal Group and the securities covered by this prospectus, reference is made to the registration statement, including the exhibits filed or incorporated in the registration statement.

Statements contained in this prospectus concerning the provisions of documents filed with, or incorporated by reference in, the registration statement as exhibits are necessarily summaries of those documents and each statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC. Copies of the registration statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described above or at the worldwide web site maintained by the SEC described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     We incorporate the following documents in this prospectus by reference:

     (a) Our Annual Report on Form 10-K for the year ended December 31, 2000, as filed with the SEC on March 29, 2001;

     (b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the SEC on May 14, 2001; and

     (c) Our 2000 Annual Report to Stockholders (only those portions consisting of the following are incorporated by reference in this Registration
          Statement: (i) the description of the business of Donegal Group included as part of the Management's Discussion and Analysis of Results of Operation and Financial Condition on page 10 thereof; (ii) the consolidated financial statements, notes thereto and independent auditors' report thereon on pages 13 through 28 thereof; (iii) the information set forth under "Market Information" on the inside back cover thereof; (iv) the selected financial data set forth under "Financial Highlights" on the inside front cover thereof; and (iv) the "Management's Discussion and Analysis of Results of Operations and Financial Condition" on pages 10 through 12 thereof) included as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2000, as filed with the SEC on March 29, 2001. The remaining portions of the 2000 Annual Report to Stockholders are not incorporated by reference , consisting of pages 1, 2, 3, 4, 5, 6, 7, 8, 29 and 30, inclusive, the information on the inside back cover other than the information under "Market Information" and the front and back outside cover pages of the 2000 Annual Report to Stockholders, and are not part of this registration statement.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement and any statement contained in this prospectus shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in any subsequently filed document that is deemed to be incorporated by reference modifies or supersedes such statement.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on request, a copy of any or all documents incorporated by reference in this prospectus, other than exhibits to those documents unless the exhibits are specifically incorporated by reference. Requests should be directed to:

                                Ralph G. Spontak
                Senior Vice President and Chief Financial Officer
                               Donegal Group Inc.
                                 1195 River Road
                               Marietta, PA 17547
                                 (888) 877-0600

                               DONEGAL GROUP INC.

                         2001 AGENCY STOCK PURCHASE PLAN




                                     300,000
                                    Shares of
                            Class A common stock



                                   ----------


                                   PROSPECTUS

                                   ----------





                           DATED              , 2001
                                 -------------


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     WE DO NOT CLAIM THE ACCURACY OF THE INFORMATION IN THIS PROSPECTUS AS OF ANY DATE OTHER THAN THE DATE STATED ON THE COVER PAGE OF THE PROSPECTUS.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Item                                                                     Amount
----                                                                     ------

Registration Fee ...............................................         $1,017
Accounting Fees and Expenses....................................          1,000*
Legal Fees and Expenses.........................................          3,500*
Printing and Duplicating........................................            650*
Miscellaneous Expenses..........................................            500*
                                                                         -------
     Total......................................................         $6,667*
                                                                         =======

----------
*Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

     In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that such person is or was acting in any of the capacities set forth above against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that indemnification is not permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

     Section 145 further provides that a Delaware corporation is required to indemnify a director, officer, employee or agent against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with any action, suit or proceeding or in defense of any claim, issue or matter therein as to which such person has been successful on the merits or otherwise; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify such person against such liability under Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct. Such determination is to be made (i) by a majority vote of the directors who were not parties to such action, suit or proceeding, or (ii) by a committee of such directors designated by the majority vote of such directors, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders.


     Article 5 of Donegal Group's By-laws provides for indemnification of directors and officers of Donegal Group to the fullest extent permitted by the General Corporation Law of the State of Delaware, as presently or hereafter in effect. The By-laws of the Mutual Company also provide that the Mutual Company shall indemnify to the full extent authorized by law any director or officer of the Mutual Company who is made, or threatened to be made, a party to any action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was serving as a director, officer, employee or agent of Donegal Group, or is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Mutual Company.

     Donegal Group provides liability insurance for directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of Donegal Group up to an aggregate of $5,000,000 inclusive of defense costs, expenses and charges.

     Additionally, as permitted by the General Corporation Law of the State of Delaware, Article 6 of Donegal Group's Certificate of Incorporation provides that no director of Donegal Group shall incur personal liability to Donegal Group or its stockholders for monetary damages for breach of such person's fiduciary duty as a director; provided, however, that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to Donegal Group or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) the unlawful payment of dividends or unlawful purchase or redemption of stock under Section 174 of the General Corporation Law of the State of Delaware; or (iv) any transaction from which the director derived an improper personal benefit.


ITEM 16.  EXHIBITS.


EXHIBIT
NUMBER  DESCRIPTION OF EXHIBITS                                        REFERENCE
------  -----------------------                                        ---------


 4.1    Form of Subscription Agreement Under the Donegal Group Inc. 2001     (a)
        Agency Stock Purchase Plan

 5.1    Opinion of Duane Morris                                              (a)

10.1    Tax Sharing Agreement dated September 29, 1986 between Donegal       (b)
        Group Inc. and Atlantic States Insurance Company

10.2    Services Allocation Agreement dated September 29, 1986 between       (b)
        Donegal Mutual Insurance Company, Donegal Group Inc. and
        Atlantic States Insurance Company

10.3 Proportional Reinsurance Agreement dated September 29, 1986 between (b) Donegal Mutual Insurance Company and Atlantic States Insurance
        Company

10.4    Amendment dated October 1, 1988 to Proportional Reinsurance          (c)
        Agreement between Donegal Mutual Insurance Company and Atlantic
        States Insurance Company

10.5    Multi-Line Excess of Loss Reinsurance Agreement effective January    (d)
        1, 1993 between Donegal Mutual Insurance Company, Southern
        Insurance Company of Virginia, Atlantic States Insurance Company and Pioneer Mutual Insurance Company, and Christiana General
        Insurance Corporation of New York, Cologne Reinsurance Company of America, Continental Casualty

EXHIBIT
NUMBER  DESCRIPTION OF EXHIBITS                                        REFERENCE
------  -----------------------                                        ---------


        Company, Employers Reinsurance Corporation and Munich American Reinsurance Company

10.6 Amendment dated July 16, 1992 to Proportional Reinsurance Agreement (e) between Donegal Mutual Insurance Company and Atlantic States
        Insurance Company

10.7    Donegal Group Inc. 1996 Employee Stock Purchase Plan                 (f)

10.8    Donegal Group Inc. Agency Stock Purchase Plan                        (g)

10.9    Donegal Group Inc. Amended and Restated 1996 Equity Incentive Plan   (p)

10.10   Donegal Group Inc. Amended and Restated 1996 Equity Incentive Plan   (i)
        for Directors

10.11   Donegal Mutual Insurance Company Executive Restoration Plan          (h)

10.12   Donegal Mutual Insurance Company 401(k) Plan                         (j)

10.13   Amendment No. 1 effective January 1, 2000 to Donegal Mutual          (j)
        Insurance Company 401(k) Plan

10.14   Donegal Group Inc. 2001 Equity Incentive Plan for Employees          (k)

10.15   Donegal Group Inc. 2001 Equity Incentive Plan for Directors          (k)

10.16   Donegal Group Inc. 2001 Employee Stock Purchase Plan, as amended     (o)

10.17   Donegal Group Inc. 2001 Agency Stock Purchase Plan                   (a)

10.18 Amendment dated as of December 21, 1995 to Proportional Reinsurance (l) Agreement between Donegal Mutual Insurance Company and Atlantic
        States Insurance Company

10.19   Stock Purchase Agreement dated as of December 21, 1995 between       (l)
        Donegal Mutual Insurance Company and Donegal Group Inc.

EXHIBIT
NUMBER  DESCRIPTION OF EXHIBITS                                        REFERENCE
------  -----------------------                                        ---------


10.20   Reinsurance and Retrocession Agreement dated May 21, 1996 between    (h)
        Donegal Mutual Insurance Company and Pioneer Insurance Company

10.21   Reinsurance and Retrocession Agreement dated May 21, 1996 between    (h)
        Donegal Mutual Insurance Company and Delaware American Insurance
        Company

10.22   Reinsurance and Retrocession Agreement dated May 21, 1996 between    (h)
        Donegal Mutual Insurance Company and Southern Insurance Company of Virginia

10.23   Reinsurance and Retrocession Agreement effective January 1, 2000     (j)
        between Donegal Mutual Insurance Company and Southern Heritage
        Insurance Company

10.24 Property Catastrophe Excess of Loss Reinsurance Agreement effective (j) January 1, 2000 between Donegal Mutual Insurance Company and
        Southern Heritage Insurance Company

10.25   Stock Purchase Agreement dated as of May 14, 1998 between Donegal    (m)
        Group Inc. and Southern Heritage Limited Partnership

10.26   Amendment dated November 17, 1998 to Stock Purchase Agreement        (m)
        dated as of May 14, 1998 between Donegal Group Inc. and Southern Heritage Limited Partnership

10.27   Amended and Restated Credit Agreement dated as of July 27, 1998      (m)
        among Donegal Group Inc., the banks and other financial institutions from time to time party thereto and Fleet National Bank, as agent

10.28   First Amendment and Waiver to the Amended and Restated Credit        (j)
        Agreement dated as of December 31, 1999

10.29   Stock Purchase Agreement dated as of July 20, 2000 between Donegal   (k)
        Mutual Insurance Company and Donegal Group Inc.

10.30   Amendment dated as of April 20, 2000 to Proportional Reinsurance     (n)
        Agreement between Donegal Mutual Insurance Company and Atlantic
        States Insurance Company

EXHIBIT
NUMBER  DESCRIPTION OF EXHIBITS                                        REFERENCE
------  -----------------------                                        ---------


10.31   Lease Agreement dated as of September 1, 2000 between Donegal        (k)
        Mutual Insurance Company and Province Bank FSB

10.32   Aggregate Excess of Loss Reinsurance Agreement dated as of           (k)
        January 1, 2001 between Donegal Mutual Insurance Company and
        Pioneer Insurance Company

13.1    2000 Annual Report to Stockholders                                   (k)

13.2 Donegal Group Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the SEC on May 14, 2001

23.1    Consent of KPMG LLP                                                Filed
                                                                        Herewith


23.2    Consent of Duane Morris (included in its Opinion)

24.1    Powers of Attorney                                                   (a)


----------

(a)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-2 Registration Statement No. 333-63102 filed with the SEC on June 15, 2001.


(b)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-1 Registration Statement No 33-8533 declared effective October 29, 1986.


(c)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1988.

(d)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-2 Registration Statement No 33-67346 declared effective September 29, 1993.


(e)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1992.


(f)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-8 Registration Statement No 333-01287 filed with the SEC on February 28, 1996.

(g)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-2 Registration Statement No 333-06878 declared effective August 1, 1996.


(h)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1996.


(i)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1997.


(j)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1999.


(k)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 2000.


(l)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report dated December 21, 1995.


(m)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report dated November 17, 1998.


(n)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report dated June 19, 2000.


(o)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-8 Registration Statement No 333-62974 filed with the SEC on June 14, 2001.


(p)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1998.


 ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by section 10(a)(3) of the Securities Act;


          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.


provided, however, that paragraphs (a)(i) and (a)(ii) of this section do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.


     (b) For the purpose of determining any liability under the Securities Act, to treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof.

     (c) To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

     (d) That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Marietta, Pennsylvania, on August 3, 2001.


                                       DONEGAL GROUP INC.



                                       By: /s/ Donald H. Nikolaus
                                           -------------------------------------
                                           Donald H. Nikolaus, President



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             Signature                              Title                              Date
             ---------                              -----                              ----



/s/ Donald H. Nikolaus               President, Chief Executive Officer         August 3, 2001
------------------------------                 and a Director
Donald H. Nikolaus                      (principal executive officer)



/s/ Ralph G. Spontak                    Senior Vice President, Chief            August 3, 2001
------------------------------         Financial Officer and Secretary
Ralph G. Spontak                          (principal financial and
                                            accounting officer)



               *                                 Director                       August 3, 2001
------------------------------
C. Edwin Ireland



               *                                 Director                       August 3, 2001
------------------------------
Patricia A. Gilmartin




             Signature                              Title                              Date
             ---------                              -----                              ----


                *                                Director                       August 3, 2001
------------------------------
Philip H. Glatfelter, II

                                                 Director                       August 3, 2001
                *
------------------------------
R. Richard Sherbahn


                                                 Director                       August   , 2001
------------------------------                                                         --
Thomas J. Finley, Jr.


                *                                Director                       August 3, 2001
------------------------------
Robert S. Bolinger


                                                 Director                       August   , 2001
                                                                                       --
------------------------------
John J. Lyons


By:  /s/ Ralph G. Spontak
     --------------------------------------
     Ralph G. Spontak, as attorney-in-fact

---------------
*Signed pursuant to power of attorney

                                  EXHIBIT INDEX

                    (Pursuant to Item 601 of Regulation S-K)


EXHIBIT
NUMBER  DESCRIPTION OF EXHIBITS                                        REFERENCE
------  -----------------------                                        ---------


 4.1    Form of Subscription Agreement Under the Donegal Group Inc. 2001     (a)
        Agency Stock Purchase Plan

 5.1    Opinion of Duane Morris                                              (a)

10.1    Tax Sharing Agreement dated September 29, 1986 between Donegal       (b)
        Group Inc. and Atlantic States Insurance Company

10.2    Services Allocation Agreement dated September 29, 1986 between       (b)
        Donegal Mutual Insurance Company, Donegal Group Inc. and
        Atlantic States Insurance Company

10.3    Proportional Reinsurance Agreement dated September 29, 1986          (b)
        between Donegal Mutual Insurance Company and Atlantic States
        Insurance Company

10.4    Amendment dated October 1, 1988 to Proportional Reinsurance          (c)
        Agreement between Donegal Mutual Insurance Company and Atlantic
        States Insurance Company

10.5    Multi-Line Excess of Loss Reinsurance Agreement effective            (d)
        January 1, 1993 between Donegal Mutual Insurance Company,
        Southern Insurance Company of Virginia, Atlantic States
        Insurance Company and Pioneer Mutual Insurance Company, and
        Christiana General Insurance Corporation of New York,
        Cologne Reinsurance Company of America, Continental Casualty
        Company, Employers Reinsurance Corporation and Munich
        American Reinsurance Company

10.6    Amendment dated July 16, 1992 to Proportional Reinsurance            (e)
        Agreement between Donegal Mutual Insurance Company and
        Atlantic States Insurance Company

10.7    Donegal Group Inc.1996 Employee Stock Purchase Plan                 (f)

10.8    Donegal Group Inc. Agency Stock Purchase Plan                        (g)

EXHIBIT
NUMBER  DESCRIPTION OF EXHIBITS                                        REFERENCE
------  -----------------------                                        ---------


10.9    Donegal Group Inc. Amended and Restated 1996 Equity Incentive Plan   (p)

10.10   Donegal Group Inc. Amended and Restated 1996 Equity Incentive Plan   (i)
        for Directors

10.11   Donegal Mutual Insurance Company Executive Restoration Plan          (h)

10.12   Donegal Mutual Insurance Company 401(k) Plan                         (j)

10.13   Amendment No. 1 effective January 1, 2000 to Donegal Mutual          (j)
        Insurance Company 401(k) Plan

10.14   Donegal Group Inc. 2001 Equity Incentive Plan for Employees          (k)

10.15   Donegal Group Inc. 2001 Equity Incentive Plan for Directors          (k)

10.16   Donegal Group Inc. 2001 Employee Stock Purchase Plan, as amended     (o)

10.17   Donegal Group Inc. 2001 Agency Stock Purchase Plan                   (a)

10.18   Amendment dated as of December 21, 1995 to Proportional              (l)
        Reinsurance Agreement between Donegal Mutual Insurance Company and Atlantic States Insurance Company

10.19   Stock Purchase Agreement dated as of December 21, 1995 between       (l)
        Donegal Mutual Insurance Company and Donegal Group Inc.

10.20   Reinsurance and Retrocession Agreement dated May 21, 1996 between    (h)
        Donegal Mutual Insurance Company and Pioneer Insurance Company

10.21   Reinsurance and Retrocession Agreement dated May 21, 1996 between    (h)
        Donegal Mutual Insurance Company and Delaware American Insurance
        Company

EXHIBIT
NUMBER  DESCRIPTION OF EXHIBITS                                        REFERENCE
------  -----------------------                                        ---------


10.22   Reinsurance and Retrocession Agreement dated May 21, 1996 between    (h)
        Donegal Mutual Insurance Company and Southern Insurance Company of Virginia

EXHIBIT
NUMBER  DESCRIPTION OF EXHIBITS                                        REFERENCE
------  -----------------------                                         --------


10.23   Reinsurance and Retrocession Agreement effective January 1, 2000     (j)
        between Donegal Mutual Insurance Company and Southern Heritage
        Insurance Company

10.24 Property Catastrophe Excess of Loss Reinsurance Agreement effective (j) January 1, 2000 between Donegal Mutual Insurance Company and
        Southern Heritage Insurance Company

10.25   Stock Purchase Agreement dated as of May 14, 1998 between Donegal    (m)
        Group Inc. and Southern Heritage Limited Partnership

10.26   Amendment dated November 17, 1998 to Stock Purchase Agreement        (m)
        dated as of May 14, 1998 between Donegal Group Inc. and Southern Heritage Limited Partnership

10.27   Amended and Restated Credit Agreement dated as of July 27, 1998      (m)
        among Donegal Group Inc., the banks and other financial institutions from time to time party thereto and Fleet National Bank, as agent

10.28   First Amendment and Waiver to the Amended and Restated Credit        (j)
        Agreement dated as of December 31, 1999

10.29   Stock Purchase Agreement dated as of July 20, 2000 between Donegal   (k)
        Mutual Insurance Company and Donegal Group Inc.

10.30   Amendment dated as of April 20, 2000 to Proportional Reinsurance     (n)
        Agreement between Donegal Mutual Insurance Company and Atlantic
        States Insurance Company

10.31   Lease Agreement dated as of September 1, 2000 between Donegal        (k)
        Mutual Insurance Company and Province Bank FSB

10.32   Aggregate Excess of Loss Reinsurance Agreement dated as of January   (k)
        1, 2001 between Donegal Mutual Insurance Company and Pioneer
        Insurance Company

13.1    2000 Annual Report to Stockholders                                   (k)

EXHIBIT
NUMBER  DESCRIPTION OF EXHIBITS                                        REFERENCE
------  -----------------------                                        ---------


13.2 Donegal Group Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the SEC on May 14, 2001



23.1    Consent of KPMG LLP                                              Filed
                                                                        Herewith

23.2    Consent of Duane Morris (included in its Opinion)


24.1    Powers of Attorney                                                   (a)

------------

(a)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-2 Registration Statement No. 333-63102 filed with the SEC on June 15, 2001.

(b)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-1 Registration Statement No. 33-8533 declared effective October 29, 1986.


(c)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1988.


(d)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-2 Registration Statement No. 33-67346 declared effective September 29, 1993.


(e)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1992.


(f)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-8 Registration Statement No. 333-01287 filed with the SEC on February 28, 1996.

(g)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-2 Registration Statement No. 333-06878 declared effective August 1, 1996.


(h)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1996.


(i)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1997.


(j)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1999.


(k)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 2000.


(l)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report dated December 21, 1995.


(m)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report dated November 17, 1998.


(n)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report dated June 19, 2000.


(o)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-8 Registration Statement No. 333-62974 filed with the SEC on June 14, 2001.


(p)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1998.